Exhibit 2.1
ASSET PURCHASE AGREEMENT
Among
VOCUS, INC.,
as Buyer
and
NORTH VENTURE PARTNERS, LLC
as Seller
and
ALEX BERNSTEIN and DAVID BRODY
as Members of Seller

TABLE OF CONTENTS

Page
ARTICLE I SALE AND PURCHASE OF ASSETS	- 1 -
Section 1.01. Purchase and Sale	- 1 -
Section 1.02. Excluded Assets	- 3 -
Section 1.03. Assumed Liabilities	- 3 -
Section 1.04. Excluded Liabilities	- 3 -
Section 1.05. Assignment of Contracts and Rights	- 3 -
Section 1.06. Purchase Price	- 4 -
Section 1.07. Purchase Price Adjustment	- 4 -
Section 1.08. Earn-Out	- 5 -
Section 1.09. Closing	- 7 -

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLERS	- 9 -
Section 2.01. Existence and Qualification	- 9 -
Section 2.02. Authority, Approval and Enforceability	- 9 -
Section 2.03. Capitalization and Corporate Records	- 9 -
Section 2.04. No Seller Defaults or Consents	- 10 -
Section 2.05. No Proceedings	- 10 -
Section 2.06. Financial Statements	- 10 -
Section 2.07. Payables and Receivables	- 10 -
Section 2.08. No Undisclosed Liabilities	- 11 -
Section 2.09. Absence of Certain Changes	- 11 -
Section 2.10. Compliance with Laws	- 12 -
Section 2.11. Litigation	- 12 -
Section 2.12. Properties	- 12 -

Page
Section 2.13. Contracts and Commitments	- 12 -
Section 2.14. Insurance	- 13 -
Section 2.15. Sufficiency of and Title to the Purchased Assets	- 13 -
Section 2.16. Certain Business Relations with Affiliates	- 13 -
Section 2.17. Intellectual Property	- 14 -
Section 2.18. Equipment and Other Tangible Property	- 15 -
Section 2.19. Permits	- 15 -
Section 2.20. Tax Matters	- 15 -
Section 2.21. Products, Services and Authorizations	- 16 -
Section 2.22. Employee Benefit Matters	- 16 -
Section 2.23. Finder’s Fees	- 18 -
Section 2.24. Disclosure	- 18 -
Section 2.25. Seller’s Other Business Activities	- 18 -

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE BUYER	- 18 -
Section 3.01. Corporate Existence and Qualification	- 18 -
Section 3.02. Authority, Approval and Enforceability	- 19 -
Section 3.03. No Default or Consents	- 19 -
Section 3.04. No Proceedings	- 19 -
Section 3.05. Finder’s Fees	- 19 -
Section 3.06. Financial Capability	- 19 -

ARTICLE IV COVENANTS OF THE SELLER AND MEMBERS	- 19 -
Section 4.01. Non-Competition, Non-Solicitation and Non-Disclosure	- 19 -
Section 4.02. Notifications	- 21 -
Section 4.03. Publicity	- 21 -
Section 4.04. Access to Records	- 22 -

Page
Section 4.05. Use of Corporate Name and Trademarks	- 22 -

ARTICLE V COVENANTS OF THE PARTIES	- 22 -
Section 5.01. Further Assurances	- 22 -
Section 5.02. Employee Matters	- 22 -
Section 5.03. Delivery of Property Received by the Seller after Closing	- 23 -
Section 5.04. Buyer Appointed Attorney for the Seller	- 23 -
Section 5.05. Access to Information	- 23 -
Section 5.06. Transition Services	- 24 -

ARTICLE VI SURVIVAL; INDEMNIFICATION	- 24 -
Section 6.01. Survival	- 24 -
Section 6.02. Indemnification	- 24 -
Section 6.03. Procedures	- 25 -
Section 6.04. Payment or Release of Held Back Amount	- 26 -
Section 6.05. Seller’s Intellectual Property of Seller	- 26 -

ARTICLE VII MISCELLANEOUS	- 26 -
Section 7.01. Notices	- 26 -
Section 7.02. Governing Law	- 28 -
Section 7.03. WAIVER OF JURY TRIAL	- 28 -
Section 7.04. Entire Agreement; Amendments and Waivers	- 28 -
Section 7.05. Binding Effect and Assignment	- 28 -
Section 7.06. Remedies	- 28 -
Section 7.07. Multiple Counterparts	- 29 -
Section 7.08. Survival	- 29 -
Section 7.09. Attorneys’ Fees	- 29 -
Section 7.10. Bulk Sales	- 29 -

Page
Section 7.11. Expenses	- 29 -
Section 7.12. Interpretation	- 29 -
Section 7.13. Risk of Loss	- 30 -
Section 7.14. Severability	- 30 -
Section 7.15. No Third Party Beneficiaries	- 30 -
LIST OF EXHIBITS

Exhibit A	Definitions and Rules of Construction

Exhibit B	Escrow Instructions

Exhibit C	Assignment and Assumption Agreement

Exhibit D	Bill of Sale

Exhibit E	Intellectual Property Rights Assignment Agreement

Exhibit F	Release Agreement

ASSET PURCHASE AGREEMENT
     This Asset Purchase Agreement (the “Agreement”) is made and entered into as of the 24th day of February, 2011 by and among Vocus, Inc., a Delaware corporation (the “Buyer”), North Venture Partners, LLC, a California limited liability company (the “Company” or “Seller”), and Alex Bernstein and David Brody, the members of the Company (the “Members”). Capitalized terms used and not otherwise defined in this Agreement shall have the meanings given to them in Exhibit A attached hereto.
     WHEREAS, the Company owns a dedicated division operating under the name “North Social” (the “Division”) which provides an online platform that enables subscribers to purchase and install a suite of Facebook Fan Page applications and certain services in connection with such applications (the “Business”);
     WHEREAS, the Members own all of the Company’s issued and outstanding membership interests;
     WHEREAS, the Buyer desires to purchase and the Seller desires to sell substantially all of the assets of the Business upon the terms and subject to the conditions set forth herein;
     NOW, THEREFORE, the parties hereto agree as follows:
ARTICLE I
SALE AND PURCHASE OF ASSETS
Section 1.01. Purchase and Sale. Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, the Buyer agrees to purchase from the Seller and the Members and the Seller and the Members agree to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to the Buyer at the Closing, free and clear of all Liens, all of the Seller’s and the Members’ right, title and interest in, to and under all of the assets, properties and business, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned, held or used by the Division or otherwise used in the conduct of the Business as of the date of this Agreement (the “Purchased Assets”), (except to the extent that such assets are disposed of by the Company in the ordinary course of business), and all assets acquired thereafter, including but not limited to all right, title and interest of the Seller and each Member in, to and under:
     (a) all supplies, equipment, computers, machinery, furniture, fixtures, and other tangible property held or used by the Seller or each Member in connection with the Business or otherwise used in the conduct of the Business, and the Seller’s interest as lessee in any leases with respect to any of the foregoing;
     (b) all of the rights and benefits accruing to the Seller or any Member, including under any Acquired Contracts relating to the Business;
     (c) all cash and cash equivalents, all accounts and notes receivable and such other claims for money due, and any unpaid interest or fees accrued on any such accounts and notes receivable attributable to the Business;

     (d) all Intellectual Property Rights, Confidential Information and other similar rights used in the operation of the Business, including all files, manuals, documentation and source and object codes related thereto, in particular its source code to all products and services sold under the Division’s trade name or any other trade names owned or used by the Seller or any Member in connection with the Business;
     (e) all rights in and to the Seller’s or any Member’s websites, directly or indirectly used in the operation of the Business and the content therein including the domain name registration www.northsocial.com and any other domain registration owned by the Seller or a Member relating the Business;
     (f) all rights in and to the Seller’s accounts at social and business networking sites, including, without limitation, Facebook, Twitter and any other networking websites and blogs, directly or indirectly used in the operation of the Business;
     (g) all utility, security and other deposits and prepaid assets and expenses related to the Purchased Assets;
     (h) the Seller’s franchises, Permits and other authorizations of Governmental Authorities (to the extent such Permits and other authorizations of Governmental Authorities are transferable) and third parties, licenses, telephone numbers, the Company’s customer and prospective customer lists, vendor lists, referral lists and contracts, advertising materials and data, restrictive covenants, choses in action and similar obligations owing to the Company from its present and former members, officers, employees, agents and others, together with all books, operating data and records (including financial, accounting and credit records), files, papers, records and other data of the Company, provided that the Seller shall be entitled to retain copies of such items (subject to the provisions of Section 4.01 relating to confidential information);
     (i) all rights of the Seller or any Member in and to the name “North Social”, and all trade names, trademarks and logos used in the Business or otherwise used in the conduct of the Business, all variants thereof and all goodwill associated therewith;
     (j) all inventories, raw materials, works-in-process, and other materials of the Business, wherever located and including all Inventory in transit or on order and not yet delivered, and all rights with respect to the processing and completion of any works-in-process of the Business;
     (k) all account management systems, billing systems, online customer support systems and e-commerce payment management solutions (e.g., PayPal accounts, online banking accounts, etc.) used to operate the Business; and
     (l) all of the Seller’s or any Member’s rights, claims, credits, causes of action or rights of set-off against third parties relating to any of the foregoing Purchased Assets, including unliquidated rights under manufacturers’ and vendors’ warranties.
It is the parties’ understanding that nothing in this Agreement shall be construed to mean that the Members are selling or transferring assets owned by Seller or that the Members or Seller have intermingled their respective assets.

Section 1.02. Excluded Assets. The Buyer expressly understands and agrees that the following assets and properties of the Seller (the “Excluded Assets”) shall be excluded from the Purchased Assets:
     (a) Any rights to payments due under this Agreement and any other rights of the Seller under this Agreement;
     (b) the Company’s minute books and organizational documents;
     (c) all Contracts to provide consulting or other services; and all of the Contracts set forth on Schedule 1.02(c) (collectively, the “Excluded Contracts”); and
     (d) all assets and properties of Seller described in Schedule 1.02(d).
Section 1.03. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement and except as otherwise provided in Schedule 1.03, the Buyer agrees, effective at the time of the Closing, to assume and thereafter pay, perform or otherwise discharge the following liabilities and obligations of the Company to the extent related exclusively to the Business (the “Assumed Liabilities”):
     (a) liabilities and obligations reflected on the Financial Statements incurred by the Company in the ordinary course of business (other than (i) amounts payable to a Member or any Affiliate of any of the Seller and (ii) any indebtedness for borrowed money) but only to the extent that such amounts are either accounts payable or are then currently due and owing (collectively, the “Assumed Payables”); and
     (b) liabilities and obligations to the extent arising after the Closing out of the Purchased Assets or the operation of the Business after the Closing, including performance and fulfillment obligations pursuant to the Acquired Contracts with respect to the period beginning after the Closing.
Section 1.04. Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, the Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of the Seller (or any predecessor of the Seller or any prior owner of all or part of its businesses and assets) of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of the Seller (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”).
Section 1.05. Assignment of Contracts and Rights. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, without the consent of a third party thereto, would constitute a breach or other contravention of such Purchased Asset or in any way adversely affect the rights of the Buyer, or the Seller or any Member thereunder so that the Buyer would not in fact receive all such rights. The Seller will use commercially reasonable efforts to obtain the consent of the other parties to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment thereof to the Buyer as the Buyer may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of the Seller or any Member thereunder so that the Buyer would not in fact receive all such rights, the Seller or such Member(s) and the Buyer will cooperate in a mutually agreeable arrangement under which the Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including subcontracting, sub-licensing, or sub-leasing to the Buyer, or under which the Seller or such Member would enforce for the benefit of the Buyer, with the Buyer assuming the Seller’s or such Member’s obligations, any and all rights of the Seller or such Member against a third party thereto. The Seller or such Member will promptly pay to the Buyer when received all monies received by the Seller or such Member under any Purchased Asset or any claim or right or any benefit arising thereunder, except to the extent the same constitutes an Excluded Asset. The Seller, the Members and the Buyer shall, to the extent the benefits arising under any Purchased Asset have not been provided by alternative arrangements satisfactory to the Buyer and the Sellers, negotiate in good faith a downward adjustment in the Estimated Initial Purchase Price commensurate with the monetary value of such benefit as determined upon the mutual agreement of the Buyer and Sellers.
Section 1.06. Purchase Price. The purchase price for the Purchased Assets shall be Seven Million Dollars ($7,000,000) in cash (the “Estimated Initial Purchase Price”), as adjusted pursuant to Section 1.07, plus the additional earn-out consideration set forth in Section 1.08 below, provided, however, that Seven Hundred Thousand Dollars ($700,000) (the “Held Back Amount”) of the Estimated Initial Purchase Price shall be held by the Buyer in an interest-bearing account until such Held Back Amount is released in accordance with Article VI hereof.
Section 1.07. Purchase Price Adjustment.
     (a) The Estimated Initial Purchase Price shall be decreased, on a dollar-for-dollar basis, by the amount (if any) by which the amount of the Assumed Liabilities as of the Closing Date (which liabilities shall be determined in accordance with GAAP) exceed the book value (determined in accordance with GAAP) of the current assets acquired by the Buyer as of the Closing Date (the “Purchase Price Adjustment”). For the avoidance of doubt, the parties hereto acknowledge and agree that the amount of Assumed Liabilities does not include deferred revenue but does include prepaid subscription revenue (determined in accordance with GAAP).
     (b) Within 90 days following the Closing, the Buyer shall prepare or cause to be prepared the calculation of the Purchase Price Adjustment as of the Closing (the “Purchase Price Adjustment Calculation”). Promptly thereafter, the Buyer shall prepare and deliver to the Seller and Members a certificate, verified as to accuracy by the Buyer’s Chief Financial Officer (the “Purchase Price Adjustment Certificate”) (i) attaching a copy of the Purchase Price Adjustment Calculation and (ii) setting forth the actual amount of the purchase price (which actual amount is referred to as the “Actual Initial Purchase Price”), taking into account the Purchase Price Adjustment. If within twenty business days after the Purchase Price Adjustment Certificate is delivered to the Seller and Members, the Seller shall not have given written notice to the Buyer setting forth in detail any objection to the Actual Initial Purchase Price, then such determination of the Actual Initial Purchase Price shall be final and binding on the Parties. If the Seller, within such twenty business day period following delivery of the Purchase Price Adjustment Certificate, shall give written notice to the Buyer setting forth in detail any objection to such determination of the Actual Initial Purchase Price, the Buyer and the Seller shall endeavor to reach agreement within the twenty business day period following the receipt by the Buyer or the Seller of any notice of objection. If the parties are unable to reach agreement within such twenty business day period, then the matter shall be submitted to the Independent Accountants for determination of the Actual Initial Purchase Price, which determination shall be final and binding on the parties. In connection with the resolution of any dispute, each party shall pay its own fees and expenses, including, without limitation, its own legal, accounting and consulting fees and expenses. If the Actual Initial Purchase Price as determined by the Independent Accountants is greater than the Actual Initial Purchase Price as set forth in the Purchase Price Adjustment Certificate then the cost and expense of the Independent Accountants shall be paid by the Buyer. If the Actual Initial Purchase Price as determined by the Independent Accountants is less than the Actual Initial Purchase Price as set forth in the Purchase Price Adjustment Certificate, then the cost and expense of the Independent Accountants shall be paid jointly and severally by the Seller and the Members. If the Estimated Initial Purchase Price is greater than the Actual Initial Purchase Price, then the Company and the Members jointly and severally shall repay to the Buyer within twenty business days following receipt of the Purchase Price Adjustment Certificate or, if disputed, within twenty business days following the earlier of the date on which the parties resolve the dispute or the date of determination of the Actual Initial Purchase Price by the Independent Accountants, the difference between the Estimated Initial Purchase Price and the Actual Initial Purchase Price. If the Members shall fail to pay such amount when due, then the Buyer shall have the right (but not the obligation), in addition to any other remedies which it may have, to deem such amount to be Damages in accordance with Article VI.
     (c) Following the determination of the Actual Initial Purchase Price, or the payment of any Earn-Out Amount, the Buyer shall submit to the Members a schedule (the “Allocation Schedule”) allocating the Actual Initial Purchase Price among the Purchased Assets in accordance with the Code (together with all rules and regulations promulgated thereunder), which allocation shall be accepted in the absence of any material mistake. The Buyer and the Members hereby undertake and agree to timely file any information that may be required to be filed pursuant to regulations promulgated under the Code, and shall use the Allocation Schedule in connection with the preparation of any form relating to the transactions contemplated by this Agreement. The Buyer and the Members agree to promptly provide the other party with any additional information and reasonable assistance required to complete all forms or compute Taxes arising in connection with (or otherwise affected by) the transactions contemplated hereunder.
Section 1.08. Earn-Out.
     (a) After the Closing, the Purchase Price may be increased as set forth below.
     (i) The earliest date on which for the first time both the First Tier Criteria and the EBITDA Margin Requirement are satisfied, the Purchase Price shall be increased by $3,000,000 (the “First Tier Earn-Out Amount”).
     (ii) The earliest date on which for the first time both the Second Tier Criteria and the EBITDA Margin Requirement are satisfied, the Purchase Price shall be increased by an additional $4,000,000 (the “Second Tier Earn-Out Amount”).

     (iii) The earliest date on which for the first time both the Third Tier Criteria and the EBITDA Margin Requirement are satisfied, the Purchase Price shall be increased by an additional $5,000,000 (the “Third Tier Earn-Out Amount”).
     (iv) The earliest date on which for the first time both the Fourth Tier Criteria and the EBITDA Margin Requirement are satisfied, the Purchase Price shall be increased by an additional $6,000,000 (the “Fourth Tier Earn-Out Amount”; each of the First Tier, Second Tier, Third Tier, Fourth Tier and Earn-Out Amounts shall be referred to herein as the “Earn-Out Amounts”).
     (v) If the First Tier Earn-Out Amount shall have accrued during the Earn-Out Period, but the Fourth Tier Earn-Out Amount shall not have accrued during the Earn-Out Period, the Purchase Price shall be increased by the Pro-Rated Earn-Out Amount, if any, determined as of the last calendar month of a Margin Period for which the EBITDA Margin Requirement was satisfied.
     (b) Within ten (10) days following the end of each calendar month during the Earn-Out Period in which the First Tier Criteria, Second Tier Criteria, Third Tier Criteria, and/or Fourth Tier Criteria, as applicable, have been satisfied for the first time, and for the last calendar month during the Earn-Out Period, the Buyer shall provide the Company with a report (the “Run Rate Report”) calculating the Monthly Run Rate for such prior month and showing the details of such calculation (including, without limitation, the determination of Revenue for the calendar month). The Run Rate Report shall state on the first page whether the First Tier Criteria, Second Tier Criteria, Third Tier Criteria, and/or Fourth Tier Criteria, as applicable, have been satisfied and whether the EBITDA Margin Requirement is then satisfied; and the Run Rate Report for the last month in the Earn-Out Period shall state on the first page the amount (if any) of the Pro-Rated Earn-Out Amount as of the end of the Earn-Out Period and whether the EBITDA Margin Requirement is then satisfied, and if not, the last calendar month of a Margin Period for which the EBITDA Margin Requirement was satisfied. The Buyer shall pay any applicable Earn-Out Amount(s) to the Company within ten (10) days of its delivery of the applicable Run Rate Report.
     (c) Examples. If the Closing occurs on February 24, 2011, the Earn-Out Period commences on February 24, 2011 and ends on February 28, 2013. During the Earn-Out Period, if the Monthly Run Rate for November 2011 is $275,000, exceeding $250,000 for the first time, and the EBITDA Margin Requirement is not satisfied for the period commencing on February 24, 2011 and ending on November 30, 2011, then even though the First Tier Criteria is satisfied, the Purchase Price will not then be increased by the $3,000,000 First-Tier Earn-Out Amount. If later the Monthly Run Rate for April 2012 is $800,000, exceeding $250,000, $500,000 and $750,000 for the first time, and the EBITDA Margin Requirement is satisfied for the period commencing on February 24, 2011 and ending on April 30, 2012, then the First, Second and Third Tier Criteria are satisfied and the Purchase Price will be increased by $12,000,000 (which represents the sum of the First Tier Earn-Out Amount, the Second Tier Earn-Out Amount and the Third Tier Earn-Out Amount). If the Fourth Tier Criteria has not been satisfied during the Earn-out Period and the EBITDA Margin Requirement is not satisfied for the entire Earn-Out Period, but the EBITDA Margin Requirement is satisfied through that portion of the Earn-Out Period ending January 31, 2013 and the Monthly Run Rate for the month ending

January 31, 2013 is $900,000, then the Purchase Price will be increased by the Pro-Rated Earn-Out Amount of $3,600,000, calculated as follows:
     (i) Residual Amount = $900,000 - $750,000 = $150,000
     (ii) Pro-Rated Earn-Out Amount = ($150,000 ÷ $250,000) X $6,000,000 = $3,600,000.
If the Monthly run Rate for the month ending January 31, 2013 were $700,000, there would not be any Pro Rated Earn-Out Amount due.
     (d) If the Buyer sells all or substantially all of the Business prior to the payment of any remaining Earn-Out Amounts or the end of the Earn-Out Period, the Buyer shall cause the purchaser of the Business to assume the Buyer’s obligation to pay the Earn-Out Amounts under this Section 1.08.
     (e) If during the Earn-Out Period Owner terminates the employment of either Member without Cause or either Member terminates his employment by Owner for Good Reason, then the Buyer shall pay to Seller all Earn-Out Amounts not previously paid, as follows:
     (i) first, the Buyer shall determine the number of Earn-Out Amounts (the “Number of Payments”) that have not been paid or accrued;
     (ii) second, the Buyer will sum the Earn-Out Amounts that have not been paid or accrued (the “Payment Amount”);
     (iii) third, the Buyer will divide the Payment Amount by the Number of Payments; and
     (iv) fourth, the Buyer shall pay the quotient described in clause (iii) to the Seller ratably (based on the Number of Payments) in arrears and without interest, throughout the remainder of the Earn-Out Period. For example, assume that the two Members are terminated without Cause on the first anniversary of the Closing Date, at a time that the first two (2) Earn-Out Amounts (totaling $7 Million) have been paid or accrued, so that there are two (2) remaining unpaid Earn-Out Amounts totaling $11 Million. The Buyer will pay to the Seller $5.5 Million on each of the six month anniversary of such termination and on the last day of the Earn-Out Period.
Section 1.09. Closing
     (a) The parties hereby acknowledge that the Buyer is this date assigning its rights (but not its obligations) under this Agreement to North Social Apps LLC, a California limited liability company, which has been formed to acquire the Purchased Assets and operate the Business after Closing (the “Owner”). Effective as of the Closing and pursuant to the terms of the Member Documents, during the Earn-Out Period the Members will be granted certain rights to operate the day-to-day management and operations of the Business, including but not limited to the sales, marketing and product development functions of the Business, and the services related thereto.

     (b) The closing of the transactions contemplated hereby (the “Closing”) shall be conducted by the exchange of executed documents via email or other electronic transmission pursuant to escrow instructions attached hereto as Exhibit B. At the Closing:
     (i) the Buyer shall deliver to the Seller the Estimated Initial Purchase Price less the Held Back Amount in immediately available funds by wire transfer to an account of the Company designated by the Seller by notice to the Buyer (or if not so designated, then by certified or official bank check payable in immediately available funds to the order of the Seller in such amount);
     (ii) the Owner and each Member shall each execute and deliver an employment agreement, a non-competition agreement and a confidentiality and intellectual property assignment agreement, in such forms as may be agreed to by the Owner and the Member (collectively, the “Member Documents”);
     (iii) the Buyer, the Seller and each Member shall each execute and deliver an assignment and assumption agreement substantially in the form attached hereto as Exhibit C (the “Assignment and Assumption Agreement”);
     (iv) the Seller shall execute and deliver a bill of sale substantially in the form attached hereto as Exhibit D (the “Bill of Sale”);
     (v) the Seller and each Member shall execute and deliver an intellectual property rights assignment agreement substantially in the form attached hereto as Exhibit E (the “Intellectual Property Rights Assignment”);
     (vi) each Member shall execute and deliver a release substantially in the form attached hereto as Exhibit F (the “Release”);
     (vii) the Seller and each Member shall execute and deliver to the Buyer such other deeds, bills of sale, endorsements, consents, assignments, and other good and sufficient instruments of title as the Buyer reasonably shall require to vest in the Buyer all right, title and interest in, to and under the Purchased Assets;
     (viii) the Seller shall deliver to the Buyer evidence reasonably satisfactory to the Buyer that consents have been obtained with respect to the items set forth in Schedule 1.09(a); and
     (ix) the Seller shall deliver possession of (A) all of its source codes; (B) all of its customer and prospective customer lists; and (C) all software used for billing and collections.
Buyer agrees that the Seller’s and Members’ delivery of the documents and instruments required to be delivered pursuant to this Section 1.09(b) shall, subject to any explicit provisions herein (including but not limited to Section 5.06), satisfy Seller’s and Members’ obligations to assign the Purchased Assets to Owner, as assignee of Buyer.

     (c) At or promptly after the Closing, and except to the extent they constitute Excluded Assets, the Seller shall deliver possession of all of originals and copies of the Acquired Contracts, instruments, documents, deeds, books, records, files and other data and information within the possession of the Seller, or any Affiliate of the Seller pertaining to the Division, the Purchased Assets and the Business, including all original customer license agreements, all third party invoices and all vendor and customer correspondence.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
     The Seller and the Members hereby jointly and severally represent and warrant to the Buyer that, except as set forth in the Disclosure Schedule attached to this Agreement (the “Disclosure Schedule”):
Section 2.01. Existence and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California and has the limited liability company powers and all material governmental licenses, authorities, permits, consents and approvals required to own, manage, lease and hold its Properties and to carry on its Business as and where such Properties are presently located and such Business is presently conducted and is duly qualified to do business and is in good standing as a foreign limited liability company in each of the jurisdictions where the character of its properties or the nature of its Business requires it to be so qualified except where the failure to be so qualified would not reasonably be expected to have a material adverse effect on the Purchased Assets.
Section 2.02. Authority, Approval and Enforceability. This Agreement has been duly executed and delivered by the Seller and the Members, and the Seller and Members each have all requisite power and authority to execute and deliver this Agreement and all Collateral Agreements executed and delivered or to be executed and delivered in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform their obligations hereunder and under the Collateral Agreements. This Agreement and each Collateral Agreement to which either the Members and/or the Company is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of such party, enforceable in accordance with its terms.
Section 2.03. Capitalization and Corporate Records..
     (a) All issued and outstanding membership interests of the Company are owned beneficially and of record by the Members and each Member owns a fifty percent (50%) membership interest in the Company. There is no (i) outstanding preemptive right, subscription, option, call, warrant or other right to acquire any membership interests of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any membership interests of the Company; (iii) Contract under which any of the Seller or the Members are or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any membership interests of the Company; or (iv) stockholder agreement, voting trust or other agreement, arrangement or understanding that may affect the exercise of voting or any other rights with respect to the membership interests of the Company, other than the operating agreement of the Company.

     (b) The copies of the articles of organization and operating agreement of the Company provided to the Buyer are true, accurate, and complete and reflect all amendments made through the date of this Agreement (the “Company Organizational Documents”). The Company’s minute books or organizational documents that were made available to the Buyer for review were correct as of the date of such review, and such minute books, organizational documents or other records contain all written Member and Company actions that materially affect the Assumed Liabilities or the Purchased Assets (the “Resolutions”). All actions taken by the Company have been duly authorized or ratified. All accounts, books, ledgers and official and other records of the Company fairly and accurately reflect all of the Company’s transactions, properties, assets and liabilities.
Section 2.04. No Seller Defaults or Consents. The execution, delivery and performance by the Seller or any Member of this Agreement and each other Collateral Agreement to which they are party and the consummation of the transactions contemplated hereby and thereby do not and will not:
     (a) violate or conflict with any of the terms, conditions or provisions of the Company Organizational Documents or Resolutions;
     (b) violate any Legal Requirements applicable to the Seller or any Member, or the Purchased Assets;
     (c) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any Contract or Permit binding upon or applicable to the Seller or any Member, or by which any of the Purchase Assets may be bound;
     (d) result in the creation of any Lien on any Purchased Assets or other Properties of the Seller; or
     (e) require the Company or any Member to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority.
Section 2.05. No Proceedings. No suit, action, investigation or other proceeding is pending or threatened against or affecting the Seller or any Member, the Division, the Business or any Purchased Asset before any Governmental Authority seeking to restrain the Company or the Members or prohibit their entry into this Agreement or prohibit the Closing, or seeking damages against any of the Seller, any Member or their Properties as a result of the consummation of this Agreement or the transaction contemplated hereby.
Section 2.06. Financial Statements. Attached as Schedule 2.06 hereto are a balance sheet as of February 15, 2011 and a statement of income of the Business for the period from January 1, 2010 to February 15, 2011 (the “Financial Statements”). Such statement of income fairly presents the income of the Business.
Section 2.07. Payables and Receivables..

     (a) Schedule 2.07(a) lists all Assumed Payables.
     (b) Schedule 2.07(b) lists all of the Company’s accounts receivable from the Business (the “Assumed Receivables”). All such receivables are valid receivables subject to no setoffs or counterclaims and are current and collectible, and have been or will be collected in full in accordance with the terms of such accounts receivable (and in any event within 120 days after the date on which such receivables were first invoiced).
Section 2.08. No Undisclosed Liabilities. To the knowledge of the Members, there are no liabilities of any Seller, Member or the Business that are binding on the Buyer after the Closing, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than (a) trade payables and accrued expenses incurred in the ordinary course of business, (b) executory contract obligations under Contracts listed on Schedule 2.13(a) or (c) liabilities disclosed on Schedule 2.08.
Section 2.09. Absence of Certain Changes. Except as set forth on Schedule 2.09 hereto, the Seller has conducted the Business and any other business operated by the Company in the ordinary course consistent with past practices and since February 15, 2011, there has not been:
     (a) any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had a material adverse effect (whether covered by insurance or not) on the business, operations, Properties or financial condition of the Seller or the Business;
     (b) any incurrence, assumption or guarantee by the Seller of any indebtedness for borrowed money;
     (c) any creation or other incurrence of any Lien on any Purchased Asset;
     (d) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or any Purchased Asset;
     (e) any transaction or commitment made, or any contract or agreement entered into, by the Seller or any Member relating to the Business or any Purchased Asset (including the acquisition or disposition of any assets) or any relinquishment by the Seller or any Member of any contract or other right, in each case other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;
     (f) any change in any method of accounting or accounting practices by the Company, including with respect to the Business;
     (g) any (i) employment, deferred compensation, severance, retirement or other similar agreement entered into with any officer or employee of the Business (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any officer or employee of the Business or (iii) change in compensation or other benefits payable to any officer or employee of the Business pursuant to any severance or retirement plans or policies thereof; or

     (h) any capital expenditure or commitment for a capital expenditure for additions or improvements to property, plant and equipment, other than in the ordinary course of business.
Section 2.10. Compliance with Laws. The Seller’s operation of the Business is and has been in compliance with Legal Requirements, which (a) affects or relates to this Agreement or the transactions contemplated hereby and which, if not, complied with, would impair the abilities of the parties to consummate the transactions contemplated hereby or (b) are applicable to the Seller or the Business.
Section 2.11. Litigation. Schedule 2.11 lists a true and correct listing of (a) all settlement agreements which are binding on the Seller and (b) all actions, suits, investigations, claims or proceedings with respect to the Seller or the Business or any Purchased Asset that are currently pending, or were settled or adjudicated since January 1, 2009. Except as set forth in Schedule 2.11, there are no claims, actions, suits, investigations or proceedings against or affecting the Seller, the Business or any Purchased Asset, or threatened in any court or before or by any governmental authority, or before any arbitrator, that might have an, in any respects, an adverse effect (whether covered by insurance or not) on the business, operations, prospects, properties or financial condition of the Seller or the Business and there is no basis for any such claim, action, suit, investigation or proceeding.
Section 2.12. Properties.
     (a) Schedule 2.12(a) sets forth a list of all leases, licenses or similar agreements relating to the Company’s use or occupancy of real property owned by a third party (“Leases”), true and correct copies of which have previously been furnished to the Buyer, in each case setting forth (i) the lessor and lessee thereof and the commencement date, term and renewal rights under each of the Leases, and (ii) the street address of each property covered thereby. The Seller is not, in any material respect, in breach of any of the terms or covenants of any Leases. The Company does not own any real property.
     (b) Schedule 2.12(b) lists all capital leases of the Seller relating to the Business.
     (c) The Seller and/or the Members have good and marketable, indefeasible, fee simple title to, or in the case of leased real property or personal property has valid leasehold interests in, all Purchased Assets (whether real, personal, tangible or intangible). Except as reflected on Schedule 2.12(c), no Purchased Asset is subject to any Lien.
     (d) To the knowledge of the Members, there are no developments affecting any of the Purchased Assets pending or threatened which might materially detract from the value, materially interfere with any present or intended use of such Purchased Assets.
Section 2.13. Contracts and Commitments.
     (a) Schedule 2.13(a) lists all Acquired Contracts to which the Company or the Members is a party. True and correct copies of the Acquired Contracts have previously been furnished to the Buyer. All of the Acquired Contracts listed in Schedule 2.13(a) are valid and binding on the parties thereto, and in full force and effect, and the Seller has not been notified or advised by any party thereto of such party’s intention or desire to terminate or modify any such

Contract in any respect, except as disclosed in Schedule 2.13(a). Neither any of the Seller nor any other party is in breach of any of the terms or covenants of any Acquired Contract listed in Schedule 2.13(a).
     (b) Schedule 2.13(b) sets forth a list of all Acquired Contracts which are software license or management service agreements with customers/licensees together with: (1) the name of the customer/licensee; (2) the annual or monthly maintenance or service fees; (3) the renewal dates; and (4) whether the annual maintenance or service fee has been invoiced or paid, and for which periods.
     (c) Schedule 2.13(c) sets forth a list of all Acquired Contracts which limit the freedom of the Company and/or the Members to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Purchased Asset or which would so limit the freedom of the Buyer after the Closing Date.
     (d) Schedule 2.13(d) sets forth a list of all Contracts not made in the ordinary course of business or which were arrived at by other than arms-length negotiation or bargaining.
     (e) Except as set forth on Schedule 2.13(e), the Seller nor any Member has not entered into any Acquired Contracts which shall obligate the Company and/or the Members (or any assignee) to perform services beyond one month from the Closing Date.
Section 2.14. Insurance. Schedule 2.14 hereto is a complete and correct list of all insurance policies (including fire, liability, product liability, workers’ compensation and vehicular) presently in effect that relate to the Company, its Properties, or the Business, including the amounts of such insurance and annual premiums with respect thereto, all of which have been in full force and effect from and after the date(s) set forth on Schedule 2.14. Such policies are sufficient, in all material respects, for compliance by the Seller with all applicable Legal Requirements. None of the insurance carriers has indicated to the Seller in writing an intention to cancel any such policy or to materially increase any insurance premiums (including workers’ compensation premiums), or that any insurance required to be listed on Schedule 2.14 will not be available in the future on substantially the same terms as currently in effect. The Seller has no claim pending or anticipated against any of its insurance carriers under any such policies and, there has been no actual or alleged occurrence of any kind which could reasonably be expended to give rise to any such claim.
Section 2.15. Sufficiency of and Title to the Purchased Assets. The Purchased Assets constitute all of the property and assets used or held for use in the Business which are reasonably necessary to conduct the Business as currently conducted and as planned to be conducted by the Buyer. Subject to the terms of this Agreement, upon consummation of the transactions contemplated hereby, the Buyer will have acquired good and marketable title in and to, or a valid leasehold interest in, each of the Purchased Assets, free and clear of all Liens.
Section 2.16. Certain Business Relations with Affiliates. Neither the Members nor any Affiliate of the Seller or Members (a) owns any property or right, tangible or intangible, which is used in the Business, (b) has any claim or cause of action against the Business, (c) owes any money to the Business or (d) is a party to any contract or other arrangement (written or oral) with the Business.
Section 2.17. Intellectual Property.
     (a) Schedule 2.17(a) contains a true and complete list of each of (i) the registrations, applications and other material Intellectual Property Rights included in the Owned Intellectual Property Rights and (ii) the Licensed Intellectual Property Rights. Schedule 2.17(a) indicates whether each such Intellectual Property Right is an Owned Intellectual Property Right or a Licensed Intellectual Property Right. None of such Intellectual Property Rights is held by assignment.
     (b) The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all the Intellectual Property Rights used or held for use in the Business and, to the Knowledge of the Members, are adequate to conduct the Business as currently conducted. There exist no restrictions on the disclosure, use or transfer of the Owned Intellectual Property Rights. The consummation of the transactions contemplated by this Agreement will not alter, impair or extinguish any Intellectual Property Rights under United States law.
     (c) None of the Sellers and any Affiliate of the Sellers has given to any Person an indemnity in connection with any Intellectual Property Right, other than indemnities that arise under standard form licenses and sales contracts used in the Business, a list of which are set forth on Schedule 2.17(c).
     (d) To the Knowledge of the Members, the Seller has not infringed, misappropriated or otherwise violated any Intellectual Property Right of any third person. To the knowledge of the Members, there is no claim, action, suit, investigation or proceeding pending against, or, threatened against, the Seller or any present or former member, manager, officer, director or employee of the Seller (i) based upon, or challenging or seeking to deny or restrict, the rights of the Seller in any of the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights, (ii) alleging that the use of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported, or sold with respect to the Business do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that the Seller infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party.
     (e) To the Knowledge of the Members, none of the Owned Intellectual Property Rights and Licensed Intellectual Property Rights that are material to the operation of the Business has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of the Seller all such Owned Intellectual Property Rights and the Licensed Intellectual Property Rights are valid and enforceable.
     (f) To the Knowledge of the Members, the Seller holds all right, title and interest in and to all Owned Intellectual Property Rights and all licenses under the Licensed Intellectual Property Rights free and clear of any Lien. The Sellers and their Affiliates have paid maintenance fees and filings required to maintain Seller’s ownership of the Owned Intellectual Property Rights in the United States.
     (g) To the Knowledge of the Members, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right or Licensed Intellectual Property Right. To the Knowledge of the Members, none of the Sellers and any Affiliate of the Sellers has disclosed any of the Intellectual Property Rights that are material to the Sellers or the Business and the value of which to the Business is contingent upon maintaining the confidentiality thereof, other than to employees, representatives and agents of the Sellers, Affiliates of the Sellers, third-party contractors engaged to assist the Sellers in the Business, or any third parties as required by law, all of whom are bound by (i) written confidentiality agreements previously disclosed to the Buyer and set forth on Schedule 2.17(g) or (ii) legally enforceable confidentiality obligations no less protective than those set forth in such written confidentiality agreements.
     (h) To the Knowledge of the Members, none of the trademarks, service marks, applications for trademarks and application for service marks included in the Owned Intellectual Property Rights that are material to the Business has been the subject of an opposition or cancellation procedure.
Section 2.18. Equipment and Other Tangible Property.
     (a) Schedule 2.18 lists the Seller’s equipment, furniture, machinery, vehicles, structures, fixtures and other tangible property included in the Purchased Assets, other than Inventory, all of which are suitable for the purposes for which intended and are in good operating condition and repair consistent with normal industry standards, except for ordinary wear and tear.
Section 2.19. Permits.
     (a) Except as set forth on Schedule 2.19(a), no Permits are required to use and/or maintain any of the Seller’s Properties and to conduct its Business and operations as presently conducted and as expected to be conducted in the future; and
     (b) In connection with or relating to the Purchased Assets, the Business or real property used in connection with the Business, to the Knowledge of the Seller, the Seller has been and is currently in compliance with all applicable Environmental Laws and no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, claim, suite, proceeding or review is pending or, threatened by any governmental entity or other Person with respect to any matters relating to or arising out of any Environmental Law. To the Knowledge of Seller, there are no liabilities arising in connection with or in any way relating to the Purchased Assets, Business or real property of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law, and, there are no facts, events, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability.
Section 2.20. Tax Matters.

     (a) The Seller has timely filed all required Tax Returns and all such Tax Returns were correct and complete. The Seller has timely paid all Taxes due on or before the Closing Date whether or not shown on any such Tax Returns. There are no accrued but unpaid Taxes of the Seller as of the Closing Date, other than unpaid personal property taxes. All Taxes that Seller is or was required by the Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been timely paid to the proper Governmental Authority.
     (b) The Seller has made available to the Buyer correct and complete copies of all foreign, federal and state income and state sales Tax Returns, current extensions, examination reports and statements of deficiencies assessed against or agreed to by the Company since its inception. No examination or audit of any Tax Returns of the Company by any Governmental Authority is currently in progress, threatened or contemplated. The Company has not waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.
     (c) The Company has not made any election to be taxed as a corporation for federal income tax purposes.
     (d) The Company is not a party to any Tax allocation or sharing agreement.
     (e) The Company is not subject to Taxes in any jurisdiction for any period in which the Company did not file a Tax Return in such jurisdiction.
Section 2.21. Products, Services and Authorizations.
     (a) Schedule 2.21(a) sets forth a list of all material products and services developed by the Seller for use in the Business. To the Knowledge of the Members, the products and services do not contain any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data.
     (b) Except as set forth in Schedule 2.21(b), to the Knowledge of the Members, there are no claims existing or threatened under or pursuant to any warranty, whether express or implied, on products or services sold by the Seller, and there are no claims existing and there is no basis for any claim against the Seller for injury to Persons or property as a result of the sale, distribution, development or manufacture of any product or performance of any service by the Seller, including claims arising out of the defective or unsafe nature of its products or services.
     (c) Open Source and Copyleft Materials. To the Knowledge of the Members, all use and distribution of products or services or any other Copyleft Materials by or through the Company is in full compliance with all Open Source Licenses applicable thereto, including without limitation all copyright notice and attribution requirements. Schedule 2.21(c) lists all Open Source Materials used by any of the Company in any of their products or services, and, to the Knowledge of the Members, whether (and, if so, how) the Open Source Materials were improperly modified by or for the Company.
Section 2.22. Employee Benefit Matters.

     (a) Schedule 2.22(a) lists each of the following, if any, which is sponsored, maintained or contributed to by the Seller for the benefit of the Seller’s employees, former employees or their dependents, survivors, or beneficiaries, or with respect to which the Seller have or may reasonably have any actual or contingent liability:
     (i) Each “employee benefit plan,” as such term is defined in Section 3(3) of the ERISA (“Plan”); and
     (ii) Each written personnel policy, employee manual or other written statements of rules or policies concerning employment, defined benefit and defined contribution plan, equity option, purchase or ownership plan, executive compensation program or arrangement, profit sharing plan or arrangement, supplemental retirement plan or arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, disability plan, death benefit plan (whether provided through insurance, on a funded or unfunded basis, or otherwise), medical or life insurance plan, severance pay policy or agreement, termination, salary continuation or employee assistance plan, deferred compensation agreement or arrangement, consulting agreement, employment contract and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 2.22(a) (“Benefit Program or Agreement”).
     (b) True, correct and complete copies of each of the Plans, Benefit Program or Agreement (if any), and related trusts, if applicable, including all amendments thereto, and summary plan descriptions have been made available to the Buyer. There has also been furnished to the Buyer, with respect to each Plan, Benefit Program or Agreement required to file such report and description, the three most recent Forms 5500.
     (c) Except as otherwise set forth in Schedule 2.22(c):
     (i) The Seller does not contribute to or have an obligation to contribute to, a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA; and
     (ii) The Seller has substantially performed all obligations, whether arising by operation of law or by contract, required to be performed by it in connection with the Plans and the Benefit Programs and Agreements, and there have been no defaults or violations by any other party to the Plans or Benefit Programs or Agreements.
     (d) Except as set forth in Schedule 2.22(d), the Seller is not a party to any agreement, and has not established any policy or practice, requiring the Seller to make a payment or provide any other form or compensation or benefit to any person performing services for the Seller upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.
     (e) Schedule 2.22(e) sets forth by number and employment classification the numbers of employees employed by the Seller as of the date of this Agreement, and none of said employees are subject to union or collective bargaining agreements with the Seller.

     (f) The Seller does not have any obligation to any former employee, or any current employee upon retirement, under any Plan, Benefit Program or Agreement or otherwise, other than under those Plans, Benefit Programs or Agreements disclosed in the Schedules hereto.
     (g) Schedule 2.22(g) sets forth any and all employment agreements, confidentiality agreements, non-solicitation and non-competition agreements, intellectual property assignment and work-for-hire agreements between the Seller and any of its employees or consultants, whereby the Seller’s employee or consultant assigns to the Seller any and all rights that such employee may have in the Seller’s services or Intellectual Property Rights, or covenants not to compete against the Seller or keep the Seller’s Confidential Information secret.
     (h) No former employee of the Seller has an outstanding claim to receive, or is currently receiving, any health insurance benefits required pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) as a result of his or her employment with the Seller.
Section 2.23. Finder’s Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of any of the Seller who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 2.24. Disclosure. Neither this Agreement, the Disclosure Schedule nor any of the exhibits or certificates delivered or to be delivered by the Seller or any Member pursuant to this Agreement contains (or will contain) any untrue statement of a material fact or omits (or will omit) to state any material fact necessary in order to make each statement contained herein or therein, in light of the circumstances under which it was made, not misleading.
Section 2.25. Seller’s Other Business Activities. Buyer and Seller acknowledge and agree that Seller conducts businesses other than the Business (the “Other Businesses”). Seller shall take such actions as shall be necessary to terminate the Other Businesses by no later than thirty (30) days following the Closing. In no event shall any of the Revenue from such Other Businesses be included for purposes of determining the Monthly Run Rate, or satisfying the EBITDA Margin Requirement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE BUYER
     The Buyer represents and warrants to the Seller and the Members that:
Section 3.01. Corporate Existence and Qualification. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate powers and all material governmental licenses, authorities, permits, consents and approvals required to own, manage, lease and hold its properties and to carry on its business as and where such properties are presently located and such business is presently conducted and is duly qualified to do business and is in good standing as a foreign corporation in each of the jurisdictions where the character of its properties or the nature of its business requires it to be so qualified.

Section 3.02. Authority, Approval and Enforceability. This Agreement has been duly executed and delivered by the Buyer. The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and all Collateral Agreements to be executed and delivered by them, as applicable, in connection with the transactions provided for hereby, to consummate the transactions contemplated hereby and by the Collateral Agreements, and to perform their obligations hereunder and under the Collateral Agreements. This Agreement and each Collateral Agreement to which the Buyer is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of the Buyer.
Section 3.03. No Default or Consents. Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will:
     (a) violate or conflict with any of the terms, conditions or provisions of the Certificate of Incorporation or bylaws of Buyer, as amended through the date hereof;
     (b) violate any Legal Requirements applicable to the Buyer;
     (c) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any contract or Permit applicable to the Buyer; or
     (d) require the Buyer to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority.
Section 3.04. No Proceedings. No suit, action or other proceeding is pending or, to the Buyer’s knowledge, threatened before any Governmental Authority seeking to restrain the Buyer or prohibit their entry into this Agreement or prohibit the Closing, or seeking Damages against the Buyer or their properties as a result of the consummation of this Agreement.
Section 3.05. Finder’s Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 3.06. Financial Capability. Buyer has, and will have as of the Closing Date and the Effective Date, the financial capability to perform its obligations under this Agreement.
ARTICLE IV
COVENANTS OF THE SELLER AND MEMBERS
Section 4.01. Non-Competition, Non-Solicitation and Non-Disclosure.
     (a) In consideration of the payment of the Estimated Initial Purchase Price to the Seller, and in order to induce the Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, and to comply with California Business and Professions Code

Section 16601 (to the extent applicable), the Seller and the Members hereby jointly and severally covenant and agree as follows:
     (i) each of the Company and the Members shall not for a period beginning on the date hereof and ending on the third anniversary of the Closing Date (the “Non-Competition Period”), directly, indirectly, or in concert with any other Person: (A) acquire or have any interest in, whether as a proprietor, partner, co-venturer, financier, or investor, any person, firm, partnership, corporation, association, limited liability company, or other entity that directly or through an Affiliate, either (1) offers, solicits, provides, or engages in Conflicting Services or (2) intends to offer, solicit, provide or engage in Conflicting Services; or (B) be employed by or serve as director, officer, servant, agent, representative, or consultant to any Person that directly or through an Affiliate, either (1) offers, solicits, provides, or engages in Conflicting Services or (2) intends to offer, solicit, provide or engage in Conflicting Services. However, nothing contained herein shall be deemed to prevent the Seller or the Members from acquiring through market purchases and owning, solely as an investment, less than five percent (5%) in the aggregate of any publicly-traded securities. The Seller and each Member agrees that the market for the Buyer’s products and services is global, so that this Section 4.01 applies to their activities world-wide.
     (ii) Without the prior written consent of the Buyer, the Seller and the Members shall not, during the Non-Competition Period, directly, indirectly, or in concert with any other Person, whether as a proprietor, partner, co-venturer, financier, investor, director, officer, employer, employee, servant, agent, representative, consultant or otherwise (A) request, induce, or attempt to induce any customer to terminate its relationship with Buyer or any of its Affiliates; (B) solicit, contact, perform or offer to perform any Conflicting Services for any customer of the Buyer or any of its Affiliates; or (C) interfere with or disrupt, or attempt to interfere with or disrupt, the relationship, contractual or otherwise, between any member of the Controlled Group and any customer or employee of Buyer or its Affiliates.
     (iii) The Seller and the Members acknowledge and agree that the covenants provided for in this Section 4.01(a) are reasonable and necessary in terms of time, area and line of business to protect the Buyer’s trade secrets, and that such covenants are reasonable and necessary in terms of time, area and line of business to protect the legitimate business interests of the Buyer and its Affiliates, which include its interests in protecting the Buyer’s and its Affiliates’ (A) valuable confidential business information, (B) substantial relationships with customers throughout the world, and (C) customer goodwill associated with the ongoing business of the Buyer. The Seller and the Members expressly authorize the enforcement of the covenants provided for in this Section 4.01(a) by (A) Buyer and its Affiliates, (B) Buyer’s permitted assigns, and (C) any successors to the Buyer’s business. The Seller, Members and Buyer agree that they have attempted to restrict the activities of the Seller and the Members to a reasonable degree appropriate to protect the interests of the Buyer, although they agree that others may disagree about this determination. Therefore, the Seller, the Members and the Buyer agree that a court or other trier of fact, may modify and enforce these restrictions to the minimum extent deemed necessary to be found reasonable. If a court declines to modify and enforce this

Agreement as provided above, the Seller, the Members and the Buyer agree that this Agreement will be automatically modified to provide the Buyer with the maximum protection of its business interests allowed by law and the Seller and the Members agree to be bound by such Agreement as modified; but in no event shall the Buyer be entitled to greater rights than it has under this Agreement.
     (iv) The Seller and the Members shall not directly or indirectly disparage the Buyer, any of its Affiliates or products, or any officer, director, employee, shareholder or member of the Buyer or its Affiliates.
     (v) Beginning on the Closing Date, the Seller and the Members shall not at any time divulge, communicate, use to the detriment of Buyer or for the benefit of any other Person or Persons, or misuse in any way, any confidential information pertaining to the Division or the Business. Any confidential information or data now known or hereafter acquired by the Seller or the Members with respect to the Division or the Business shall be deemed a valuable, special and unique asset of Buyer that is received by the Seller and the Members in confidence and as a fiduciary, and the Seller and the Member shall remain as fiduciaries to the Buyer with respect to all of such information.
     (b) It is recognized and hereby acknowledged by the parties hereto that a breach or violation by the Seller or the Members of any or all of the covenants and agreements contained in this Section 4.01 may cause irreparable harm and damage to the Buyer in a monetary amount which may be virtually impossible to ascertain. As a result, each of the Seller and the Members recognizes and hereby acknowledges and agrees that the Buyer, in addition to and not in limitation of any other rights, remedies or damages available to the Buyer at law or in equity, shall be entitled to seek a temporary restraining order, preliminary injunction and permanent injunction in order to prevent or to restrain any such breach by the Seller or the Members, or by any or all of their respective partners, co-venturers, employers, employees, servants, agents, representatives and any and all Persons directly or indirectly acting for, on behalf of or with the Seller or any Member, and that the Buyer shall not be required in connection with any such order or injunction to post a bond of any nature whatsoever. If the Buyer enforces the provisions of this Section 4.01 through a court order, the Sellers jointly and severally agree that the restrictions contained in this Section 4.01 shall remain in effect immediately following the end of the applicable two-year period for an additional period equal to the number of days that begins with the date of the breach and ends with the earlier of (i) the date that the Sellers consents to an injunction, or (ii) the date of such order.
Section 4.02. Notifications. The Seller and each Member shall cooperate with the Buyer, as may be reasonably requested by the Buyer following the Closing, in notifying any Person of the transactions contemplated by this Agreement and directing that all payments to the Company or the Business shall be made to the Buyer, at the address supplied by the Buyer.
Section 4.03. Publicity. The Seller and the Members acknowledge and agree that after the Closing occurs, the Buyer shall have the sole right to determine the time, method and manner of communicating or announcing the transactions contemplated by this Agreement to third parties. Without limiting the foregoing sentence, neither the Seller nor any Member shall issue or make, or cause to have issued or made, any public release or other public announcement concerning this Agreement or the transactions contemplated hereby, without the advance approval in writing of the form and substance thereof by the Buyer, except as required by law (in which case, so far as possible, there shall be consultation among the parties prior to such announcement).
Section 4.04. Access to Records. On and after the Closing Date, the Seller and the Members will afford promptly to the Buyer and its agents reasonable access to their books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary for the Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Business, the Purchased Assets or the Assumed Liabilities.
Section 4.05. Use of Corporate Name and Trademarks. After the Closing, each of the Seller and the Members shall not use the trademark “North Social” or any variation thereof.
ARTICLE V
COVENANTS OF THE PARTIES
Section 5.01. Further Assurances. Following the Closing, the Seller, the Members and the Buyer shall execute and deliver such documents, and take such other action(s), as shall be reasonably requested by any other party hereto to carry out the transactions contemplated by this Agreement. In particular, the Seller and the Members agree that they shall, at the Buyer’s request, take all actions to enforce any confidentiality, non-competition, non-solicitation or similar right it may have against any current or former employee or contractor of the Seller; and to the maximum extent permissible, the Buyer shall be permitted to take any such action in the name of and on behalf of the Seller, and shall control any action or proceeding commenced hereunder in the name of the Seller.
Section 5.02. Employee Matters.
     (a) Following Closing, the Seller shall retain sole responsibility for the payment of any employee benefits or entitlement, including severance pay, accrued vacation, sick or holiday pay, to any employee of the Seller pursuant to any Plan, Benefit Program or Agreement or employment agreement with the Seller for services rendered prior to the Closing of the transactions contemplated hereby, including amounts triggered by the Closing of the transactions contemplated hereby.
     (b) The parties acknowledge that the transactions provided for in this Agreement may result in obligations on the part of the Seller and one or more of the Plans that is a welfare benefit plan (within the meaning of Section 3(1) of ERISA) to comply with the health care continuation requirements of Part 6 of Title 1 of ERISA and Code Section 4980B, as applicable. The parties expressly agree that the Buyer and the Buyer’s benefit plans shall have no responsibility for compliance with such health care continuation requirements (i) for qualified beneficiaries who previously elected to receive continued coverage under the Seller’s ERISA benefit plans or who between the date of this Agreement and the Closing Date elect to receive continued coverage, or (ii) with respect to those employees or former employees of the Seller who may become eligible to receive such continued coverage as a result of the transactions provided for in this Agreement.

     (c) Nothing in this Agreement, express or implied, shall confer upon any employee of the Seller, or any representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period, of any nature whatsoever.
Section 5.03. Delivery of Property Received by the Seller after Closing. The Seller shall transfer or deliver to the Buyer, promptly after the receipt thereof, any cash or other property which the Seller or any Member receives after the Closing Date in respect of any claims, contracts, licenses, leases, commitments, sales orders, purchase orders, prepaid advertising, receivables of any character or any other items transferred or intended to be transferred to the Buyer as part of the Purchased Assets under this Agreement. The Seller shall cooperate with the Buyer, as may be reasonably requested by the Buyer following the Closing, in transferring any and all payment accounts relating to the Business, and any other funds received by Seller following the Closing attributable to the Business. See also Section 5.06.
Section 5.04. Buyer Appointed Attorney for the Seller. Effective at the Closing Date, the Seller hereby constitutes and appoints the Buyer, and the Buyer’s successors and assigns, its true and lawful attorney, in the name of either the Buyer or the Seller (as the Buyer shall determine in its sole discretion) but for the benefit and at the expense of the Buyer (except as otherwise herein provided), (a) to institute and prosecute all proceedings which the Buyer may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Purchased Assets as provided for in this Agreement; (b) to defend or compromise any and all actions, suits or proceedings in respect of any of the Purchased Assets, and to do all such acts and things in relation thereto as the Buyer shall reasonably deem advisable; and (c) to take all action which the Buyer may reasonably deem proper in order to provide for the Buyer the benefits under any of the Purchased Assets where any required consent of another party to the sale or assignment thereof to the Buyer pursuant to this Agreement shall not have been obtained. The Seller acknowledges that the foregoing powers are coupled with an interest and shall be irrevocable. The Buyer shall be entitled to retain for its own account any amounts respecting the Purchased Assets collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.
Section 5.05. Access to Information. For a period of three years after the Closing Date, upon reasonable prior written notice, the Seller shall furnish or cause to be furnished to the Buyer and its employees, agents, auditors and representatives access, during normal business hours, to such information, books and records relating to the Seller as is reasonably necessary for financial reporting and accounting matters, for reports or filings with any Governmental Authority, for the preparation and filing of Tax returns, reports or forms for the defense of any Tax claims, assessments, audits or disputes, or for the prosecution or defense of any action, proceeding or hearing, provided that with respect to any Tax returns or other records relating to Tax matters or any other action, proceeding or hearing, the Buyer shall have reasonable access to such information until the applicable statute of limitations, if any, shall have expired. Except as otherwise agreed in writing, the Buyer shall reimburse the Seller for reasonable out-of-pocket costs and expenses incurred in assisting the Buyer pursuant to this Section 5.05. The Buyer shall have the right to copy any of such records at its own expense. In addition, each Member agrees to provide such cooperation as Buyer or Owner may reasonably request from time to time in connection with any audit of Seller or the Business, or any financial statements of the Seller for any period prior to the Closing Date, and shall execute and deliver such management representation letters as may be reasonably required by the Buyer’s or Owner’s auditors.
Section 5.06. Transition Services. Buyer and Seller acknowledge and agree that notwithstanding anything in this Agreement to the contrary, Seller shall have the period commencing with the Closing and ending on March 31, 2011 (the “Transition Period”) to obtain all consents to the assignment of the Purchased Assets, migrate all accounts and contractual arrangements Seller currently utilizes to operate the Business to Owner, and otherwise vest good title in all of the Purchased Assets in the name of the Owner. To the extent that Seller is operating any portion or assets of the Business during the Transition Period, Seller agrees to (i) timely pay any and all amounts due with respect to the Business (subject to Buyer or Owner reimbursing Seller for such amounts, which they hereby agree to do), (ii) promptly deliver any and all amounts received on account to the Business to an account of Owner or Buyer, and (iii) conduct such portion or assets of the Business in the same manner as conducted prior to the Closing Date. All of the funds received by Seller and deposited with Buyer shall, to the extent included in Revenue, be included for purposes of determining the Earn-Out Amounts and the EBITDA Margin Requirements, and the expenses reimbursed by Owner or Buyer hereunder shall be included for purposes of determining the EBITDA Margin Requirement.
ARTICLE VI
SURVIVAL; INDEMNIFICATION
Section 6.01. Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until twenty-four (24) months after of the Closing Date; provided that the representations and warranties in Section 2.20 shall survive until the expiration of the applicable statute of limitations. Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.
Section 6.02. Indemnification.
     (a) Except as otherwise set forth herein, the Seller and the Members hereby jointly and severally indemnify the Buyer and their Affiliates, directors, officers and employees (the “Buyer Indemnitees”) against and agree to hold each of them harmless from any and all Damages incurred or suffered by any Buyer Indemnitee arising out of: (i) any misrepresentation or breach of warranty (in each case, without regard to the Seller’s or any Member’s knowledge but only to the extent that the misrepresentation or breach of warranty relates to a period of time prior to the Closing Date and to the extent of Damages arising prior to the Closing Date) or breach of covenant or agreement made or to be performed by the Members and/or the Company pursuant to this Agreement or the Collateral Agreements (each such covenant or agreement a “Covenant”); (ii) the assets, business or operations of the Seller (including but not limited to the assets, business or operations of the Other Businesses) prior to the Closing Date; (iii) any Excluded Asset; or (iv) any Excluded Liability. Notwithstanding anything in this Agreement to the contrary, in no event shall the aggregate liability of the Seller and the Members under this

Agreement or this Section 6.02(a) exceed the sum of (x) $3,500,000 and (y) twenty percent (20%) of the Earn-Out Amount paid to the Company or earned by the Company but not yet paid; provided that such limitation shall not be applicable to fraud, any breach of the representations and warranties in Sections 2.02 (Authority), 2.08 (No Undisclosed Liabilities) (but only with respect to funded debt borrowed by Seller or Members prior to Closing), 2.20 (Tax Matters), and 2.23 (Finder’s Fees), and any breach of post-Closing covenants set forth in Article IV.
     (b) Except as otherwise set forth herein, the Buyer agrees to indemnify the Seller, the Members and their Affiliates, directors, officers, members, managers, agents and employees (the “Seller Indemnitees,” against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Seller Indemnitee, arising out of any misrepresentation or breach of warranty or breach of any covenant or agreement on the part of Buyer in this Agreement; but in no event shall Buyer’s aggregate liability under this Agreement (other than with respect to the payment of the Purchase Price, including any Earn-Out Amounts) exceed $3,500,000.
Section 6.03. Procedures.
     (a) A party making a claim for indemnity under Section 6.02 is hereinafter referred to as an “Indemnified Party” and the party against whom such claim is asserted is hereinafter referred to as the “Indemnifying Party.” All claims by any Indemnified Party under Section 6.02 hereof shall be asserted and resolved in accordance with the following provisions. If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party by a third party (each a “Third Party Claim”), said Indemnified Party shall within fifteen (15) days that written notice of the Third Party Claim of such claim or demand is delivered to the Buyer’s Chief Executive Officer stating with reasonable specificity the circumstances of the Indemnified Party’s claim for indemnification; provided, however, that any failure to timely give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced or to the extent that any applicable period set forth in Section 6.01 has expired without such notice being given. Upon reasonable notice from the Indemnifying Party to the Indemnified Party, the Indemnified Party shall defend, manage and conduct any proceedings, negotiations or communications involving any claimant whose claim is the subject of the Indemnified Party’s notice to the Indemnifying Party as set forth above, and shall take all actions necessary. The Indemnifying Party shall reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses).
     (b) Notwithstanding anything to the contrary contained in this Agreement, an Indemnifying Party will not have any obligation to indemnify any Indemnified Party for or against any Damages arising out of or resulting from the causes enumerated in Section 6.02 unless and until the aggregate liability of the Indemnifying Party to the Indemnified Party equals or exceeds a $25,000 threshold, at which point the Indemnified Party, subject to limitations set forth in Section 6.02 above, will be obligated to indemnify the Indemnified Parties for and against all such liability in excess of such threshold, provided that such limitation shall not apply to any claim based on fraud, intentional misrepresentation or breach of the representations and warranties in Sections 2.02 or 2.15.

     (c) Subject to the limitations set forth in Section 6.02(a), the Seller and the Members specifically agree that any claims due and owing for indemnification by the Buyer against or any of them shall be first satisfied by deducting and otherwise offsetting such claims against the Held Back Amount; and to the extent that there remain unsatisfied indemnification claims after the deductions and set-offs described above, the Buyer shall have full recourse against the Seller and the Members (including their assets of whatsoever kind or nature) for payment of such indemnification claims. Notwithstanding anything in this Agreement to the contrary, the Sellers expressly agree that Buyer may in good faith settle or compromise any individual claim for indemnity they make hereunder provided that the settlement or compromise does not (i) result in an adverse financial consequence to any of the Sellers or (ii) impose any injunctive relief with respect to any of the Sellers.
     (d) Notwithstanding anything in this Section 6.03 to the contrary, the Seller shall not indemnify the Buyer with respect to claims for patent infringement if (i) such claim arises or accrues after the Closing Date and (ii) the claim was not known by any Seller prior to Closing.
Section 6.04. Payment or Release of Held Back Amount.
     (a) The Buyer shall deliver to the Seller by no later than 10 business days after the first anniversary of the Closing Date, fifty percent (50%) of the Held Back Amount then held by the Buyer, less the full amount of any unresolved claim for Damages or other damages hereunder as to which notice has been given.
     (b) The Buyer shall deliver to the Seller by no later than 10 business days after the second anniversary of the Closing Date, any Held Back Amount then held by the Buyer, plus interest accrued thereon less the full amount of any unresolved claim for Damages or other damages hereunder as to which notice has been given. After the second anniversary of the Closing Date, any Held Back Amount remaining on deposit after such claim shall have been satisfied shall be delivered to the Seller promptly after the time of satisfaction.
     (c) If the Buyer shall fail to timely deliver to the Seller any portion of the Held Back Amount, such portion of the Held Back Amount shall accrue interest at the Wall Street Journal prime rate plus three percent (3%) from the time such portion was due to be paid hereunder (and Seller acknowledges that so long as any amount of the Hold Back Amount is not paid due to a bona fide claim or by Buyer, such amount is not due until ten (10) days after the claim is fully resolved.
Section 6.05. Seller’s Intellectual Property of Seller. Buyer acknowledges that Facebook and its successors and assigns have the power to exclude the use of all or any of the Intellectual Property from its website and platform at any time with or without reason. Notwithstanding anything in this Agreement to the contrary, Buyer assumes the risk of, and neither Seller nor Members shall have any liability for, any and all Damages resulting from any such exclusion.
ARTICLE VII
MISCELLANEOUS
Section 7.01. Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any party hereto to another (herein collectively called “Notice”) shall be in writing and delivered personally or sent by overnight mail carrier, return receipt requested, or by telecopier, or email as follows:
if to the Buyer:
Vocus, Inc.
4296 Forbes Boulevard
Lanham, Maryland 20706
Attn: Legal Department
Fax: (301) 683-6025
Email: Svintz@vocus.com
with a copy (which shall not constitute notice) to:
Greenberg Traurig, LLP
1750 Tysons Boulevard, Suite 1200
McLean, VA 22102
Attn: Richard J. Melnick
Fax: (703) 714-8310
Email: Melnickr@gtlaw.com
if to any Seller:
North Venture Partners, LLC
1729 Telegraph Avenue
Oakland, CA 94612
Attn: Alex Bernstein

Fax:
Email: alex@dontgosouth.com
with a copy (which shall not constitute notice) to:
Collette Erickson Farmer & O’Neill, LLP
235 Pine Street, Suite 1300
San Francisco, CA 94104
Attn: John J. O’Neill
Fax: (415)788-6929
Email: joneill@collette.com
     Each of the above addresses for notice purposes may be changed by providing appropriate notice hereunder. Notice given by personal delivery or overnight mail shall be effective upon actual receipt or refusal. Notice given by facsimile or email shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next normal business day after receipt if not received during the recipient’s normal business hours and confirmed by reply facsimile or email.
Section 7.02. Governing Law. The provisions of this agreement and the documents delivered pursuant hereto shall be governed by and construed in accordance with the laws of the State of Maryland (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction). Each party hereto consents to service of process by any means authorized by the applicable law of the forum in any action brought under or arising out of this Agreement or any of the Collateral Agreements, and each party irrevocably waives, to the fullest extent each may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court; provided that each party hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail addressed to such party shall be effective service of process for any such suit, action or proceeding brought against such party in any such court. Each party hereto agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject by suit upon such judgment.
Section 7.03. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 7.04. Entire Agreement; Amendments and Waivers. This Agreement constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements (including the Letter of Intent), understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.
Section 7.05. Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but except for Buyer’s assignment of this Agreement to Owner, which assignment shall not release Buyer from any obligation under this Agreement, neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by either party without the other party’s written consent. Except as specifically contemplated herein, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.
Section 7.06. Remedies. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party hereto shall not preclude or constitute a waiver of its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights and remedies a party may have by law, statute or otherwise.
Section 7.07. Multiple Counterparts. This Agreement may be signed and delivered, by facsimile or otherwise, in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof (whether by facsimile or other form of electronic communication, such as .pdf) signed by the other party hereto.
Section 7.08. Survival. Any provision of this Agreement which contemplates performance or the existence of obligations after the Closing Date, and any and all representations and warranties set forth in this Agreement, shall not be deemed to be merged into or waived by the execution and delivery of the instruments executed at the Closing, but shall expressly survive Closing and shall be binding upon the party or parties obligated thereby in accordance with the terms of this Agreement, subject to any limitations expressly set forth in this Agreement.
Section 7.09. Attorneys’ Fees. In the event any suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, the parties hereto agree that the prevailing party or parties shall be entitled to recover from the other party or parties upon final judgment on the merits reasonable attorneys’ fees, including attorneys’ fees for any appeal, and costs incurred in bringing such suit or proceeding. For the purposes of this Section 7.09, the Seller and the Members shall be jointly and severally liable for any payment due hereunder from any of them
Section 7.10. Bulk Sales. The Buyer, the Seller and the Members each hereby waive compliance by the Seller with the provisions of the “bulk sales,” “bulk transfer” or similar laws of any state.. The Seller hereby agrees to indemnify and hold the Buyer and its Affiliates harmless against any and all Damages incurred or suffered by the Buyer or any of its Affiliates as a result of any failure to comply with any such “bulk sales,” “bulk transfer” or similar laws.
Section 7.11. Expenses. Each party hereto shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement, except that all recordation, transfer and documentary taxes, fees and charges, and any excise, sales, transfer or use Taxes (collectively, “Transfer Expenses”) applicable to the transfer of the Assets shall be paid one half by Buyer and, jointly and severally, one half by the Seller. The party that has the primary responsibility under applicable law for the payment of any particular Transfer Expense shall prepare and file the relevant document and notify the other party in writing of the Transfer Expenses required in connection with such document (and provide a copy of such document if requested). The other party shall pay the first party an amount equal to one-half of such Transfer Expenses in immediately available funds no later than the date that is the later of (i) five (5) business days after the date of such notice or (ii) two (2) business days prior to the due date for such Transfer Expenses. The first party shall promptly remit the Transfer Expenses to the proper governmental authority.
Section 7.12. Interpretation. The parties hereto acknowledge and agree that (a) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) any rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.
Section 7.13. Risk of Loss. Prior to the Closing, the risk of loss of damage to, or destruction of, any and all of the Seller’s assets, including the Purchased Assets, shall remain with the Seller, and the legal doctrine known as the “Doctrine of Equitable Conversion” shall not be applicable to this Agreement or to any of the transactions contemplated hereby.
Section 7.14. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 7.15. No Third Party Beneficiaries. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, other than the Buyer Indemnitees pursuant to Article VI hereof. Without limiting the foregoing, no provision of this Agreement shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Seller or of any of its Affiliates in respect of continued employment (or resumed employment) with either the Buyer or the Business or any of their Affiliates and no provision of this Agreement shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Plan or any plan or arrangement which may be established by the Buyer or any of its Affiliates. No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such plans or arrangements of the Buyer or any of its Affiliates.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

BUYER: Vocus, Inc., a Delaware corporation
By:	/s/ Stephen A. Vintz
Name:	Stephen A. Vintz
Title:	EVP and CFO

SELLERS: North Venture Partners, LLC, a California limited liability company
By:	/s/ A D Bernstein
	Name:	Alexander Bernstein
	Title:	Member and Manager

/s/ A D Bernstein
Alexander Bernstein

/s/ David Brody
David Brody
[Signature Page to Asset Purchase Agreement]

EXHIBIT A
DEFINITIONS AND RULES OF CONSTRUCTION
     A. Rules of Construction.
          a. The terms defined in this Exhibit A have the meanings set forth below for all purposes of this Agreement and any agreement or instrument entered into pursuant to this Agreement (unless a different meaning is set forth in such other agreement or instrument), and such meanings shall apply equally to both the singular and plural forms of the terms defined and to the correlative forms of such terms. The rules of construction set forth in this Exhibit A shall apply to this Agreement and any agreement or instrument entered into pursuant to this Agreement, unless the context shall otherwise require.
          b. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. References in an agreement or instrument to Articles, Sections, Annexes, Exhibits and Schedules shall be deemed to be references to Articles and Sections of, and Annexes, Exhibits and Schedules to, such agreement or instrument unless the context shall otherwise require.
          c. General words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts.
          d. All Annexes and Schedules attached to an agreement or instrument shall be deemed incorporated therein as if set forth in full therein. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “or” is not exclusive. All references to “$” or “dollars” shall be to the lawful currency of the United States, all references to “days” shall be to calendar days and or all references to “months” shall be to calendar months, unless otherwise specified.
          e. The headings of Articles, Sections, Subsections and paragraphs in an agreement or instrument are for descriptive purposes only and shall not control, alter or otherwise affect the meaning, scope or intent of any provisions of such agreement or instrument.
          f. All accounting terms not defined in any agreement or instrument shall have the meanings determined by the generally accepted accounting principles of the United States as in effect from time to time, consistently applied. Any references to income or profits or gains earned, accrued or received shall include income or profits or gains treated as earned, accrued or received for the purposes of any applicable Legal Requirement.
          g. The words “hereof,” “herein” and “hereunder” and words of similar import when used in any agreement or instrument shall refer to such agreement or instrument as a whole and not to any particular provision of such agreement or instrument.
          h. Each of the representations and warranties in this Agreement shall be separate and independent and, except as expressly provided, shall not be limited by reference to any other representation or warranty or anything in this Agreement.

          i. References to a Person are also to its permitted successors and permitted assigns.
          j. Unless otherwise expressly provided in any agreement or instrument, any agreement, instrument, statute, proclamation or decree defined or referred to therein or in any agreement or instrument that is referred to therein means such agreement, instrument, statute, proclamation or decree as from time to time amended, modified, supplanted or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, proclamations or decrees) by succession of comparable successor statutes, proclamations or decrees. References to all agreements or instruments include attachments thereto and instruments incorporated therein and references to any statute, proclamation or decree include all rules and regulations promulgated thereunder.
     B. Definitions. The following terms, as used herein, have the following meanings:
“Acquired Contracts” means any and all Contracts relating to the operation of the Business.
“Affiliate” (whether or not capitalized) means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For the purposes of this definition, “control,” “controlled by,” and “under common control with” mean, with respect to a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled corporation and, with respect to any Person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person.
“Cause” is defined in the Employment Agreements between Owner and the Members of even date herewith.
“Closing Date” means the date of the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collateral Agreements” means the Assignment and Assumption Agreement, the Bill of Sale, the Intellectual Property Rights Assignment, the Member Documents, and any and all other agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.
“Confidential Information” means confidential data and confidential information relating to the Business (which does not rise to the status of a Trade Secret under applicable law), and any material nonpublic information, determined in accordance with federal securities laws, rules and regulations.
“Conflicting Services” means any product, service or process of any Person other than the Buyer or its Affiliates which competes with the Business or with any of the following products, services or processes performed, offered or owned by the Sellers, the Buyer or its Affiliates (but only to the extent relating to public relations or government relations): social media; media relations; media lists; media databases; news monitoring or news clipping; online newsrooms; project management, file and document management, email marketing and/or analytics; press release distribution services (including online and direct-to-consumer distribution and search engine optimization for press release distribution); and distribution of media queries via e-mail or through websites.
“Contracts,” when described as being those of or applicable to any Person, means any and all contracts, agreements, franchises, understandings, arrangements, leases, licenses, registrations, authorizations, easements, servitudes, rights of way, mortgages, bonds, notes, guaranties, liens, indebtedness, approvals or other instruments or undertakings to which such Person is a party or beneficiary of or to which or by which such Person or the property of such Person is subject or bound (including any “click-through” license or other agreements), excluding any Permits.
“Controlled Group” means the Buyer and its Affiliates.
“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of Copyleft Materials, that such Copyleft Materials, or other software or content incorporated into, derived from, used, or distributed with such Copyleft Materials: (a) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow the products or services or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (d) be redistributable at no license fee. Copyleft licenses include without limitation the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.
“Copyleft Materials” means any Software or content subject to a Copyleft License.
“Damages” means any and all direct or indirect damages, liabilities, obligations, penalties, fines, judgments, claims, deficiencies, losses, costs, expenses and assessments (including reasonable expenses of investigation, income and other taxes, interest, penalties and attorneys’ and accountants’ fees and disbursements in connection with any action, suit or proceeding whether involving a third-party claim or a claim solely between the parties hereto).
“Earn-Out Period” means the twenty four (24) consecutive month period beginning on (x) if the Closing Date is on the first day of a calendar month, the Closing Date, or (y) if the Closing Date is not on the first day of a calendar month, the first day of the calendar month following the month in which the Closing Date occurs.
“EBITDA Margin Requirement” means that for the period commencing on the Closing Date and ending on the last day of a calendar month that the First Tier Criteria, Second Tier Criteria. Third Tier Criteria or Fourth Tier Criteria is satisfied, or the end of the Earn-Out Period (each a “Margin Period”), the Owner’s cumulative earnings before interest, taxes, depreciation and amortization of the Business for the applicable Margin Period (the “EBITDA”), divided by the cumulative Revenue of the Business for such Margin Period, all as determined in accordance with GAAP, is greater than or equal to 15%. For purposes of this definition: (a) Owner shall be treated as an unaffiliated, stand-alone entity and Buyer and its Affiliates shall not allocate any of their expenses or other deductions to Owner (including, without limitation, any of their management or administrative overhead expenses); (b) Revenue recognized by Buyer for sales of Owner’s products or services conducted by Buyer or its Affiliates (other than Owner) shall be included in calculating both EBITDA and the Monthly Run Rate; (c) a sales commission (regardless of whether such amount is paid) equal to thirty-five percent (35%) of such Buyer-generated Revenue shall be included in calculating EBITDA; and (d) the following expenses shall be excluded in determining EBITDA: (i) the first $200,000 of marketing expenses incurred by Owner during the Earn-Out Period; (ii) any expenses or liabilities of Owner which shall be paid by Seller or Members pursuant to Section 6.02(a); and (iii) all travel related expenses incurred by Members or Owner for travel to Buyer’s headquarters or for travel required by Buyer in writing, but only to the extent that such expenses are permitted by Buyer’s travel policies. Notwithstanding anything in this Agreement to the contrary, if both Members are no longer employed by Owner for any reason whatsoever, then the EBITDA Margin Requirement for all purposes under this Agreement shall be deemed satisfied for all Margin Periods and other time periods occurring on or after the date that the last of the Members ceases to be employed by Owner.
“Environmental Laws” means any federal, state, local or foreign law (including common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or any agreement with any governmental authority or other third party, whether now or hereafter in effect, relating to the environment, human health and safety or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“First Tier Criteria” shall be deemed satisfied if for any calendar month during the Earn-Out Period the Monthly Run Rate equals or exceeds $250,000.
“GAAP” means the United States generally accepted accounting principles.
“Good Reason” is defined in the Employment Agreements between Owner and the Members of even date herewith.
“Fourth Tier Criteria” shall be deemed satisfied if for any calendar month during the Earn-Out Period the Monthly Run Rate equals or exceeds $1,000,000.
“Governmental Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local.
“Independent Accountants” means Ernst & Young.
“Intellectual Property Right” means (a) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications (including all Services under development), (b) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, all improvements to the inventions disclosed in each such registration, patent or patent application, (c) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill associated therewith (collectively, the “Marks”), (d) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (e) computer software, (including source code, object code, firmware, operating systems and specifications), (f) Trade Secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) and know-how (including manufacturing and production processes and techniques and research and development information), (g) industrial designs (whether or not registered), (h) databases and data collections, (i) copies and tangible embodiments of any of the foregoing, in whatever form or medium, (j) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, (k) all rights in all of the foregoing provided by treaties, conventions and common law and (l) all rights to sue or recover and retain damages and costs and reasonable attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.
“Inventory” means all goods, merchandise and other personal property owned and held for sale, and all raw materials, works-in-process, materials and supplies of every nature which contribute to the finished products of the Seller in the ordinary course of its business, specifically excluding, however, damaged, defective or otherwise unsaleable items.
“Knowledge of the Seller” or “Knowledge of the Members” means the knowledge of the Members.
“Known” means any information that is within the Knowledge of the Members.
“Legal Requirements,” when described as being applicable to any Person, means any and all laws (statutory, judicial or otherwise), ordinances, regulations, judgments, orders, directives, injunctions, writs, decrees or awards of, and any Contracts with, any Governmental Authority, in each case as and to the extent applicable to such Person or such Person’s business, operations or properties.
“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to the Seller or the Members and held for use or used in the conduct of the Business.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Margin Period” shall have the meaning ascribed to it in the definition of “EBITDA Margin Requirement”.
“Monthly Run Rate” means the monthly Revenue from the Business for any calendar month during the Earn-Out Period.
“Revenue” means the revenue of the Business, determined in accordance with GAAP, provided, however, that the term “Revenue” shall exclude any amounts received from a single customer (including its Affiliates) to the extent that such amounts exceed two percent (2%) of the total monthly Revenue for such one-month period; and Revenue received from a single customer shall include only amounts charged to a single-credit card for the customer or invoiced to the customer.
“Owned Intellectual Property Rights” means all Intellectual Property Rights owned by the Sellers and held for use or used in the conduct of the Business (whether written or in electronic format).
“Permits” means any and all permits, rights, approvals, licenses, authorizations, legal status, orders or Contracts under any Legal Requirement or otherwise granted by any Governmental Authority.
“Person” (whether or not capitalized) means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.
“Pro-Rated Earn-Out Amount” means the amount equal to the Residual Amount divided by $250,000 and multiplied by $4,000,000 (if the Second Tier Criteria has not been satisfied), $5,000,000 (if the Second Tier Criteria has previously been satisfied and the Third Tier Criteria has not been satisfied), or $6,000,000 (if the Third Tier Criteria has previously been satisfied and the Fourth Tier Criteria has not been satisfied).
“Properties” (whether or not capitalized) means any and all properties and assets (real, personal or mixed, tangible or intangible) owned or used by the Seller, including the Purchased Assets.
“Residual Amount” means the amount remaining after subtracting $250,000 (if the Second Tier Criteria has not been satisfied), $500,000 (if the Second Tier Criteria has previously been satisfied and the Third Tier Criteria has not been satisfied) or $750,000 (if the Third Tier Criteria has previously been satisfied and the Fourth Tier Criteria has not been satisfied) from the Monthly Run Rate for the last calendar month of the Margin Period during which the EBITDA Margin Requirement shall have been satisifed.
“Second Tier Criteria” shall be deemed satisfied if for any calendar month during the Earn-Out Period the Monthly Run Rate equals or exceeds $500,000.
“Software” means all computer programs (whether in source code or object code form), data bases, compilers, compilations, software libraries, source code annotations, software architecture designs, layouts and development tools and the programmers’ notes or logs, user, operator and training manuals or documentation, build instructions, and information related to any of the foregoing.
“Tax” (whether or not capitalized) means any Federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not, and “Taxes” means any or all of the foregoing collectively; and “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.
“Third Tier Criteria” shall be deemed satisfied if for any calendar month during the Earn-Out Period the Monthly Run Rate equals or exceeds $750,000.
“Trade Secrets” means any information of the Seller or any Member relating to the Business including technical or nontechnical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans or lists of actual or potential customers or suppliers which (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use, and (b) is the subject of efforts, whether reasonable or otherwise, to maintain its secrecy.
     Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Actual Initial Purchase Price	1.07(b)
Agreement	Preamble
Allocation Schedule	1.07(c)
Assignment and Assumption Agreement	1.09(b)(iii)
Assumed Liabilities	1.03
Assumed Payables	1.03(a)
Assumed Receivables	2.07(b)
Benefit Program or Agreement	2.22(a)(ii)
Bill of Sale	1.09(b)(iv)
Business	Recitals
Buyer	Preamble
Buyer Indemnitees	6.02(a)
Closing	1.09(b)
COBRA	2.22(h)
Company	Preamble
Company Organizational Documents	2.03(b)
Covenant	6.02(a)
Disclosure Schedule	Article 2

Term	Section
Division	Recitals
Earn-Out Amounts	1.08(a)(iv)
Estimated Initial Purchase Price	1.06
Excluded Assets	1.02
Excluded Contracts	1.02(c)
Excluded Liabilities	1.04
Financial Statements	2.06
First Tier Earn-Out Amount	1.08(a)(i)
Fourth Tier Earn-Out Amount	1.08(a)(iv)
Held Back Amount	1.06
Indemnified Party	6.03(a)
Indemnifying Party	6.03(a)
Intellectual Property Rights Assignment	1.09(b)(v)
Leases	2.12(a)
Members	Preamble
Member Documents	1.09(b)(ii)
Non-Competition Period	4.01(a)(i)
Notice	7.01
Number of Payments	1.08(e)(i)
Other Businesses	2.25
Owner	1.09(a)
Payment Amount	1.08(e)(ii)
Plan	2.22(a)(i)
Purchase Price Adjustment	1.07(a)
Purchase Price Adjustment Calculation	1.07(b)
Purchase Price Adjustment Certificate	1.07(b)
Purchased Assets	1.01
Release	1.09(b)(vi)
Resolutions	2.03(b)
Run Rate Report	1.08(b)
Second Tier Earn-Out Amount	1.08(a)(ii)
Seller Indemnitees	6.02(b)
Seller	Preamble
Third Party Claim	6.03(a)
Third Tier Earn-Out Amount	1.08(a)(iii)
Transfer Expenses	7.11
Transition Period	5.06